UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

China Hydroelectric Corporation
(Name of Issuer)
Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)
16949D101**
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The CUSIP number is for the American Depository Shares relating to the Ordinary Shares. No CUSIP number exists for the underlying ordinary shares, as such shares are not traded in the United States.

CUSIP No.	16949D101

1	NAMES OF REPORTING PERSONS Morgan Joseph Holdings Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		290,751[1]

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,192,434[2,3]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		290,751[1]

WITH:	8	SHARED DISPOSITIVE POWER

8,192,434[2,3]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,483,185[3]

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
1 Includes 249,542 ordinary shares, and 41,209 warrants to purchase ordinary shares exercisable within 60 days of this filing (“warrants”), owned by Morgan Joseph Holdings Inc. (“MJ Holdings”).
2 Includes 6,992 ordinary shares owned by MJ Management LLC (“MJ Management”), 41,209 warrants owned by MJ Partners I, L.P. (“MJ Partners”), and 8,144,233 warrants owned by Morgan Joseph LLC (“MJ”).
3 MJ Holdings is the parent holding company of MJ and MJ Management. MJ Management is the General Partner of MJ Partners. MJ Holdings is the Managing Member of MJ and the Sole Member of MJ Management. As a result of the ownership structure of these entities, MJ Holdings controls the voting and dispositive power over shares and warrants owned by the other entities.

CUSIP No.	16949D101

1	NAMES OF REPORTING PERSONS Morgan Joseph LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		8,144,233

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,144,233

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,144,233

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	BD

CUSIP No.	16949D101

1	NAMES OF REPORTING PERSONS MJ Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		6,992

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		41,209[4]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,992

WITH:	8	SHARED DISPOSITIVE POWER

		41,209[4]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	48,201

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.03%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

4 Includes warrants owned by MJ Partners, of which MJ Management is the General Partner.

CUSIP No.	16949D101

1	NAMES OF REPORTING PERSONS MJ Partners I, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		41,209

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		41,209

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	41,209

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0.03%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

Item 1(a) Name of issuer: China Hydroelectric Corporation
Item 1(b) Address of issuer’s principal executive offices: 25B, New Poly Plaza, No.1 North Chaoyangmen Street, Dongcheng District, Beijing, PRC 100010
2(a) Name of person filing:
Morgan Joseph Holdings Inc., Morgan Joseph LLC, Morgan Joseph Management LLC, Morgan Joseph Partners I, L.P.
2(b) Address or principal business office or, if none, residence:
The address of all reporting persons is:
Morgan Joseph LLC
600 Fifth Avenue, 19th Floor
New York, NY 10020-2302
2(c) Citizenship:
Morgan Joseph Holdings Inc., Morgan Joseph LLC, Morgan Joseph Management LLC and Morgan Joseph Partners I, L.P.: Delaware
2(d) Title of class of securities:
Ordinary Shares
2(e) CUSIP No.: 16949D101
Item 3. If this statement is filed pursuant to §§240.13d—1(b) or 240.13d—2(b) or (c), check whether the person filing is a:
(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a—8);
(e) ☐ An investment adviser in accordance with §240.13d—1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d—1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with §240.13d—1(b)(1)(ii)(G);
(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a—3);

(j) ☐ A non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with §240.13d—1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J), please specify the type of institution: _____
Item 4. Ownership
(a) Amount beneficially owned: Please see response to Item 9 on the attached cover pages.
(b) Percent of class: Please see the response to Item 11 on the attached cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: Please see the response to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote: Please see the response to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of: Please see the response to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of: Please see the response to Item 8 on the attached cover pages.
Item 5. Ownership of 5 Percent or Less of a Class. Not Applicable
Item 6. Ownership of More than 5 Percent on Behalf of Another Person. Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable
Item 8. Identification and Classification of Members of the Group. Not Applicable
Item 9. Notice of Dissolution of Group. Not Applicable
Item 10. Certifications. Not Applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2011	By: Morgan Joseph Holdings Inc.

	By:	/s/ Steven D. Blecher

	Name:	Steven D. Blecher
	Title:	Secretary

By:	Morgan Joseph LLC
By:	Morgan Joseph Holdings Inc.
Its:	Managing Member

By:	/s/ Steven D. Blecher
	Name:	Steven D. Blecher
	Title:	Secretary

By:	MJ Management LLC
By:	Morgan Joseph Holdings Inc.
Its:	Sole Member

By:	/s/ Steven D. Blecher
	Name:	Steven D. Blecher
	Title:	Secretary

By:	MJ Partners I, L.P.
By:	MJ Management LLC
Its:	General Partner

By:	/s/ Steven D. Blecher
	Name:	Steven D. Blecher
	Title:	Delegate

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement, dated January 14, 2011